UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41634

HUB CYBER SECURITY LTD.

(Translation of registrant’s name into English)

30 Hacharoshet Street

Or Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

CONTENTS

Purchase of Evofem Biosciences Purchase Rights

On July 20, 2026, HUB Cyber Security Ltd. (the “Company” or “HUBC”) entered into a Securities Purchase Agreement (the “SPA”) with the seller named therein (the “Seller”), pursuant to which the Company purchased from the Seller certain purchase rights (the “Purchase Rights”) exercisable for shares of common stock of Evofem Biosciences, Inc. (“Evofem”) at a price of $0.0154 per share (subject to adjustment). The closing of the transactions contemplated by the SPA occurred on July 21, 2026.

The Purchase Rights have a face amount of $4,000,000, which enable the holder thereof to purchase up to 259.74 million shares of Evofem (at a price of $0.0154 per share). The aggregate purchase price for the Purchase Rights was $15,200,000 (equal to 3.8 times the face amount), payable solely in ordinary shares and/or pre-funded warrants to purchase ordinary shares (“Pre-Funded Warrants”) of the Company at a price of $1.50 per share (the “Per Share Price”). As a result, the total consideration consisted of 10,133,333 shares (the “Consideration Shares”), comprised of 590,107 ordinary shares of the Company and 9,543,226 Pre-Funded Warrants.

Each Pre-Funded Warrant entitles the holder to purchase one ordinary share of the Company at an exercise price of $0.001 per share may be exercised on a cash or cashless basis, and is not exercisable to the extent the holder would exceed the beneficial ownership limitation of 4.99% applicable to the Seller (the “Beneficial Ownership Limitation”). The Pre-Funded Warrants have no expiration. The allocation between ordinary shares and PFWs was determined based on the Beneficial Ownership Limitation.

Pursuant to the SPA, the aggregate Consideration Shares issuable under the SPA and under the previously disclosed agreements entered into with other holders of Evofem junior notes shall not exceed 40,000,000 ordinary shares of the Company. The Company has agreed to call a shareholders’ meeting to approve the full exercise of the Pre-Funded Warrants issued under the SPA and any necessary increase in the Company’s authorized share capital. Upon receipt of such shareholder approval, the Beneficial Ownership Limitation applicable to the Pre-Funded Warrants will automatically terminate.

The foregoing description of the SPA and the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA and the Pre-Funded Warrant, copies of which are filed as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

Engagement of PR Capital Limited Co.

On July 20, 2026, the Company entered into an engagement letter (the “Engagement Letter”) with PR Capital Limited Co., a California general corporation (“PR Capital”), pursuant to which PR Capital was engaged as the Company’s non-exclusive financial advisor solely in connection with proposed business combination and other possible transactions between the Company and Evofem, (the “Transactions”).

The engagement has a term of seven (7) months. As compensation for its advisory services, PR Capital was issued a combination of 2,627,118 ordinary shares and pre-funded warrants of the Company (to the extent that the issuance of ordinary shares would cause PR Capital to beneficially own more than 4.99% of the Company’s outstanding ordinary shares), which represented approximately 2.5% of the valuation ascribed to Evofem in a potential Transaction (the “Advisory Fee Shares”).

Of the Advisory Fee Shares, 2,101,694 shares have been designated as “Restricted Shares” that are subject to forfeiture. The Restricted Shares will be forfeited and returned to the Company for no consideration if (i) the Transactions are not consummated during the engagement period or (ii) the Engagement Letter is terminated under certain specified circumstances. The Restricted Shares carry a restrictive legend prohibiting any transfer or pledge until the consummation of the Transaction. The remaining 525,424 Advisory Fee Shares issued are not subject to forfeiture.

The Company has agreed to call a shareholders’ meeting to approve the full exercise of any Pre-Funded Warrants issued to PR Capital and any necessary increase in the Company’s authorized share capital. Upon receipt of such shareholder approval, the 4.99% beneficial ownership limitation applicable to the Pre-Funded Warrants will automatically terminate.

Either party may terminate the engagement on 10 business days’ written notice, and either party may terminate immediately for material breach by the other party. If PR Capital terminates the Engagement Letter (other than for the Company’s material breach or fraud), PR Capital forfeits all compensation, including any Restricted Shares. If the Company terminates for PR Capital’s material breach, gross negligence, or fraud, PR Capital likewise forfeits all compensation, including any Restricted Shares.

Termination of Potential Ferrox Transaction

As previously disclosed, the Company had entered into a Term Sheet for the acquisition of 100% of Ferrox Critical Minerals Ltd. (“Ferrox”) and its Tivani minerals project in South Africa. The Company and Ferrox have mutually decided not to move forward with the proposed transaction and no further discussions between the parties remain ongoing.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBITS

Exhibit	Description
99.1	Form of Purchase Agreement, dated as of July 20, 2026, by and among HUB Cyber Security Ltd. and the Seller party thereto
99.2	Form of Pre-Funded Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUB CYBER SECURITY LTD.

Date: August 4, 2026	By:	/s/ Limor Zur-Stoller
	Name:	Limor Zur-Stoller
	Title:	Chief Financial Officer

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